RICHARD I. ANSLOW & ASSOCIATES
                           4400 Route 9 South
                        Freehold, New Jersey  07728

October 5, 2000

United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

     Re:     SILVER STAR FOODS, INC.-FILE#333-42311
             WITHDRAWAL OF FORM 8-A

Dear Sir/Madam:

This letter hereby serves as an amendment to the previous withdrawal letter of Silver Star Foods, Inc. filed October 2, 2000 whereby Silver Star withdrew its Form 8-A filed on March 30, 1999. The previous withdrawal letter stated the file number was 333-42311. The correct file number is 0-25673.

If you have any further questions, please call me.

Very truly yours,

RICHARD I. ANSLOW & ASSOCIATES

By: /s/ Richard I. Anslow
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        RICHARD I. ANSLOW

RIA/tp
cc:   Richard Wulff, Esq.  Chief, Office of Small Business